FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 9, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS ANNOUNCES PLANNED MANAGEMENT CHANGES

The Royal Bank of Scotland Group plc (RBS) is today announcing planned changes to its management team and Board.

Bruce Van Saun (currently Group Finance Director) is to become Chairman and Chief Executive of RBS Citizens Financial Group (Citizens), replacing Ellen Alemany who will retire from Citizens after more than 5 years service. Nathan Bostock (currently Chief Risk Officer) will become Group Finance Director. Nathan will be replaced by David Stephen (currently Deputy Group Chief Risk Officer) as Chief Risk Officer. The appointments will take effect on 1 October 2013 at which point Nathan will replace Bruce as an Executive Director of RBS.  All will be members of the Group Executive Committee.

Stephen Hester, RBS Chief Executive, said: "In the last four years we have made significant progress in making RBS a safer bank, better able to focus on the needs of its customers. Bruce has been an exceptional CFO and made an invaluable contribution to this progress. We are delighted that we are able to retain his talents as part of the Group's leadership team as he returns to the US to lead Citizens towards the partial IPO we announced in February.

"I am pleased to welcome Nathan to the Board. Since returning to RBS in 2009 he has presided over our substantial restructuring programme and risk improvements and he will make a great Finance Director. David Stephen joined RBS in 2010 with this succession in mind and we are happy to have him as an able successor to Nathan. I look forward to working with Bruce, Nathan and David in their new roles.

"Ellen has provided important and valuable leadership to Citizens.  She steered Citizens through the most turbulent 2008/9 period and has driven its focused recovery plan since then.  Ellen has been a valued colleague to me and the Group Executive Committee of RBS.  We want to thank her for all she has done and look forward to working with her on a smooth transition"

With regard to Mr Bostock's appointment to the RBS Board, there are no matters requiring disclosure under Listing Rule 9.6.13.

ENDS
Notes:
Bruce Van Saun has served as the Group Finance Director and an Executive Director of The Royal Bank of Scotland Group since October 2009.  Bruce has over 30 years of financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as Vice Chairman and Chief Financial Officer and before that responsible for the Asset Management and Market Related businesses. Prior to that, he held senior positions with Deutsche Bank, Wasserstein Perella Insurance Group plc and Kidder Peabody & Co.  From late 2008 through joining RBS he worked as an advisor to US private equity firms.  He is currently a non-executive director of Direct Line Group, WorldPay and Lloyd's of London (Franchise Board).  He previously served on several corporate Boards in the US and has been active in numerous community organisations.

Nathan Bostock re-joined RBS in June 2009 from Santander UK plc, where he was Chief Financial Officer and a main board director. Prior to this he held a number of senior positions heading both functional and business units including Financial Markets, Insurance and Products & Marketing. His previous spell with RBS spanned a decade between 1992 and 2001, during which time he held a number of senior roles including Chief Operating Officer for Treasury & Capital Markets, and Group Risk Director. He spent his early career as a Chartered Accountant with Coopers & Lybrand and Chase Manhattan.

David Stephen joined RBS in July 2010 as Deputy Group Chief Risk Officer and is currently responsible for Risk globally across all RBS Divisions. This includes Credit Risk, Market Risk, Operational Risk and Compliance. Spanning a 25 year career in the finance industry David has worked in London, New York, Hong Kong and Melbourne for both full service and investment banks including Credit Suisse Financial Products where he was Chief Credit Officer and ANZ Bank where he was Group Chief Risk Officer.  He was also a member of ANZ Bank's Management Board.

Contacts:

Investor Relations                                                                     Media Relations
Richard O'Connor                                                                       Michael Strachan
+44 20 7672 1758                                                                        +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary